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                                                                    Exhibit 2.8

            SECOND AMENDMENT TO ASSET PURCHASE AND ESCROW AGREEMENT
            -------------------------------------------------------

     THIS AMENDMENT ("Second Amendment") dated and effective as of the 1st day of June, 1997, by and between Great Scott Broadcasting, Ltd., a Pennsylvania limIted partnership ("Seller"), and Nassau Broadcasting Partners, LP., a Delaware limited partnership ("Buyer").

                               STATEMENT OF FACTS
                               ------------------

     1. Buyer and Seller entered into an Asset Purchase Agreement dated as of August 30, 1996 ("Agreement") pursuant to which seller agreed to sell certain radio stations licensed to Trenton, New Jersey to Buyer and simultaneously therewith made a down payment of $750,000 (the "Escrow Amount") toward the purchase price under the Agreement and an Escrow Agreement with respect to the Escrow Amount.

     2. On January 17, 1997, Buyer and Seller entered into an Amendment to Asset Purchase Agreement and Escrow Agreement (the "First Amendment"), pursuant to which the Escrow Agent released the Escrow Amount to Seller, and Buyer deposited an additional $750,000 (the "Additional Escrow Amount") with the Escrow Agent.

     3. As of the date of this Second Amendment. Buyer has paid to Seller the Escrow Amount, the Earnings Adjustments and the Advances.

     4. At the request of Buyer, Buyer and Seller have agreed to further amend the Agreement and the Escrow Agreement. For the purpose of this Second Amendment, capitalized terms shall have the meanings ascribed to them in the Agreement and the First Amendment, unless otherwise defined.



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     5. Buyer and Seller have this day entered into a Local Marketing Agreement
("LMA"), as part of the consideration for this Second Amendment.

     NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, paid by Buyer to Seller, and for other good and valuable consideration, the mutual receipt and mutual sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Section 2.2 of the First Amendment of the Agreement shall be deleted In its entirety and replaced by the following:

          2.2 Earnest Money Deposit. Upon the execution of this Second
              ---------------------
     Amendment, Escrow Agent shall release the Additional Escrow Amount to Seller, and such amount shall be credited toward the Purchase Price. Accrued interest on the Escrow Amount for the period from August 30, 1996 through January 17, 1997 and the Additional Escrow Amount shall also be credited on account of the Purchase Price. The Escrow Agent shall provide a definitive accounting thereof to the parties.

     2. Section 2.3(b) of the Agreement shall be deleted and replaced with the following:

          2.3 Method of Payment of Purchase Price. The Purchase Price shall be
              -----------------------------------
     paid as follows:

               2.3(a) Additional Deposits. Pursuant to the First Amendment,
                      -------------------
          Buyer has released the Escrow Amount and has paid the Advances and Earnings Adjustments to Seller. Pursuant to Section 1 of this Second Amendment, Buyer has released the Additional Escrow Amount to Seller. In addition, Buyer shall deliver to Seller the following payments ("Additional Deposits") in one or more certified or cashier's checks or wire transfers payable as directed by Seller.

                         $3,000,000 on May 31, 1997;
                         $2,000,000 on September 30, 1997:
                         $4,000,000 on December 31, 1997:
                         $1,500,000 on July 1, 1998.


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               2.3(b) Closing. Buyer shall deliver to Seller at Closing one or
                      -------
          more certified or cashier's checks or wire transfers payable as directed by Seller in the aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000).

               2.3(c) Balance of the Purchase Price. In addition to the amounts
                      -----------------------------
          set forth in 2.3(a) and (b), Buyer shall pay to Seller an aggregate of Five Million Dollars ($5,000,000) (the "Additional Amount"), payable One Million Dollars ($1,000,000) on January 31, 1999 and Four Million Dollars ($4,000,000) on January 31, 2000, plus interest of 6% per annum from the Closing Date to the date of payment. At Closing, Buyer shall deliver to Seller a promissory note in the form attached hereto as Exhibit A providing for the payment of the Additional Amount, plus
             ---------
          interest of 6% per annum (the "Promissory Note"). Buyer shall use its best efforts to obtain the consent of its primary lender, if any, to grant Seller a subordinated security interest in the Assets to secure payment of the Promissory Note, such security interest to be subordinate only to Buyer's primary lender.

               2.3(d) Payment of Purchase Price. All amounts set forth in this
                      -------------------------
          Section 2 shall be credited toward the Purchase Price when paid and shall constitute full payment of the Purchase Price.

     3. Section 10.1 of the Agreement shall be deleted and replaced by the following:

          10.1 Closing Date and Real Property Transfer Date. The Closing of the
               --------------------------------------------
     transactions contemplated herein, other than for the transfer of the Real Property, shall be held on a date and time, specified by Buyer in writing to Seller, which is on or before January 31, 1999 ("New Closing Date"). The Real Property Transfer Date shall be January 31, 2000 (the "Real Property Transfer Date").

     4. Sections 10.4(a)(i) of the Agreement shall be deleted and Section 10.4(a)(ii) of the Agreement shall be deleted and replaced with the following:

          (ii) Two Million Five Hundred Thousand Dollars ($2,500,000), by bank, cashier's check, certified check or wire transfer at Seller's election

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     (provided all Additional Deposits shall have been received by Seller timely, or any delay or default waived by Seller in writing).

     5. Upon execution of this Second Amendment, all amounts held by the Escrow Agent pursuant to the Escrow Agreement will be released. Pursuant to the Section 3 of the Escrow Agreement, the Escrow Agreement will terminate and Escrow Agent shall have no further responsibility pursuant to the Escrow Agreement and no liability to the Buyer and the Seller.

     6. References in the Agreement, as amended, to Liquidated Damages under
Section 2.2 shall mean new Section 2.5 of this Second Amendment. Section 2.5 of the Agreement and the First Amendment shall be deleted and replaced with the following:

          2.5 Liquidated Damages. Buyer acknowledges that the Escrow Amount. the
              ------------------
     Additional Escrow Amount, the Adjustments, the Advances and the Additional Deposits have been paid and are being paid as conditions of Buyer obtaining extensions of the Closing Date of the Agreement. Buyer shall not seek to obtain any portion of such amounts delivered to Seller, except that Buyer may seek recovery of such amounts if Seller intentionally and willfully refuses or fails to deliver any documents it is required to deliver at the Closing or to discharge any of its Closing Obligations. In the event termination of the Agreement by Seller as the result of failure of a condition set forth in Section 14.1(d) of the Agreement or failure by Buyer to fulfill its obligations under this Second Amendment, and Seller is not in breach of its obligations and representations under this Second Amendment and the Agreement, Seller shall be entitled to keep, as liquidated damages and not as a penalty, all of the Escrow Amount, the Additional Escrow Amount, the Adjustments, the Advances and the Additional Deposits paid up until the time of termination of the Agreement. The parties agree that such amounts constitute reasonable and just compensation considering all the circumstances existing on the date of this Second Amendment, including the relationship of the sums to the range of harm to Seller that could reasonably be anticipated and the anticipation that proof of actual damages would be very difficult or impossible to establish. In placing their initials at the place provided below, Buyer and Seller each specifically confirms the accuracy of the statements made above and the fact that each was represented by

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     counsel who explained the consequences of this liquidated damages provision at the time this Second Amendment was made.

                                SELLER INITIAL HERE   [INITIALS]
                                                    ---------------
                                BUYER INITIAL HERE    [INITIALS]
                                                    ---------------

     7. Buyer acknowledges and agrees that the representations and warranties of Seller contained in Sections 4.2(b) and 4.3 of the Agreement have been satisfied as of the date of this Second Amendment and shall be of no further force or effect.

     8. Buyer and Seller acknowledge and agree that Section 11.1 of the Agreement is void and shall be of no further force or effect.

     9. Buyer, as Broker under the LMA agrees not to alter the format of the Stations until January 1, 1998 and may do so at that time if it has made all payments through the $4,000,000 payment to be made on December 31, 1997.

     10. Buyer shall pay to Seller reasonable counsel fees for work necessitated by Buyer's failure to close on May 31, 1997. Buyer shall not be required to make such payment until Seller has documented the work for which it seeks fees by providing sufficient detail of the services of its attorneys for which it seeks payment from Buyer.

     11. Buyer and Seller acknowledge that the FCC has approved the sale of the Stations and extended its approval through May 31, 1997. Any further extensions of the FCC approval shall be the sole responsibility of Buyer, and Seller agrees to use its reasonable best efforts to assist Buyer in obtaining any further extension. In the event that an extension of FCC approval cannot be obtained through January 31, 1999, Buyer shall be responsible for the recommencement of the application process and shall pay

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all fees of Seller and its legal counsel incurred in utilizing its best efforts to assist Buyer in obtaining said approval.

     12. Solely in the event that Buyer and Seller are unable to close on the purchase and sale of the Stations on the New Closing Date by reasons of the inability to obtain the consent of the FCC or other future required governmental approval, through no fault of Buyer and if Buyer is otherwise in full compliance with the Agreement and this Second Amendment, then the parties agree as follows:

          (a) Seller shall list the Stations for sale and make a good faith effort to sell the Stations to a third party for a period of three years following the New Closing Date.

          (b) Seller shall accept a bona-fide offer from a third-party purchaser to purchase the Stations from Seller at not less than 85% of the fair market value as determined by a nationally recognized media broker selected by Seller, in its sole discretion, or an amount approved by Buyer within the time period specified in this Section 12(a), above, provided that Seller need not accept a bona fide offer if fair market value plus amounts paid by Buyer and credited toward the Purchase Price do not equal Twenty
Million Dollars ($20,000,000).

          (c) Upon the closing of the sale of the Stations to the third-party purchaser, Seller shall reimburse Buyer for amounts, not to exceed the sum of the Deposit and the Additional Deposits. received by Seller in excess if any of the product of Twenty Million Dollars ($20,000,000) multiplied by a fraction not less than 1/1, the numerator of which is the consumer price index for all urban consumers published by the Bureau of Labor Statistics (the "CPI-U") for January 1999 and the denominator is

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the CPI for March 1997, over the aggregate of (i) amounts paid by Buyer and credited toward the Purchase Price pursuant to this Second Amendment and
(ii) the amount realized (net of all expenses and costs) by Seller from the third-party purchaser pursuant to Section 13(b) above. Attached hereto as Exhibit B is an example illustrating the application of this Section 12.

     13. This Second Amendment may be signed in any number of counterparts with the same effect as if the signature to each counterpart were on the same instrument.

     14. Except as modified by this Second Amendment, the Agreement and the First Amendment, and all of the covenants, agreements, terms, provisions and conditions therein shall remain in full force and effect. The covenants, agreements, terms, provisions and conditions contained in this Second Amendment shall bind and inure to the benefit of the parties hereto and their respective successors, and, except as otherwise provided in the Agreement and the First Amendment, as modified in this Second Amendment, their respective assigns.

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     IN WITNESS WHEREOF, this Second Amendment has been duly executed by the parties hereto as of the date first above written.

                                       GREAT SCOTT BROADCASTING, LTD.
                                       By: GREAT SCOTT BROADCASTING, INC.
                                            Its General Partner

                                       By: /s/ Faye Scott
                                          ------------------------------------
                                          Faye Scott, President

                                       NASSAU BROADCASTING PARTNERS, L.P.
                                       By: Nassau Broadcasting Partners, Inc.,
                                           its General Partner

                                       By: /s/ Louis F. Mercatanti, Jr.
                                          ------------------------------------
                                          Louis F. Mercatanti, Jr., President

Acknowledged and Agreed:

EIZEN, FINEBURG & McCARTHY, P.C.,
as Escrow Agent


By: /s/ Herbert F. Fineburg, Treasurer
   -----------------------------------

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